UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-41717

C3IS INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Kifissia 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Unaudited Financial and Operating Results for the three and six months ended June 30, 2026

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of C3is Inc.’s (the “Company”) press release, dated August 27, 2026, announcing its unaudited financial and operating results for the three and six months ended June 30, 2026.

Shares Outstanding

As of August 26, 2026, we had 1,487,970 shares of our common stock (“Common Shares”) outstanding, as well as:

•

6,136,475 Common Shares issuable upon conversion of the 600,000 shares of Series A Convertible Preferred Stock which are convertible into our Common Shares at a conversion price currently equal to $2.4444. The conversion price will be further adjusted to the lowest price of issuance of Common Shares by the Company in any registered offering of Common Shares after the original issuance of Series A Convertible Preferred Shares.

•

65,291 Common Shares issuable upon the exercise of outstanding Class B-1 Warrants with an exercise price of $2.4444 per share, subject to adjustment upon the occurrence of certain events, or pursuant to a zero cash exercise option for no consideration.

•	2,607,488 Common Shares issuable upon the exercise of outstanding Class B-2 Warrants with an exercise price of $2.4444 per share, subject to adjustment upon the occurrence of certain events.

•

15,728 Common Shares issuable upon the exercise of outstanding Class C-1 Warrants with an exercise price of $2.4444 per share, subject to adjustment upon the occurrence of certain events, or pursuant to a zero cash exercise option for no consideration.

•	1,810,926 Common Shares issuable upon the exercise of outstanding Class C-2 Warrants with an exercise price of $2.4444 per share, subject to adjustment upon the occurrence of certain events.

•

4,672 Common Shares issuable upon the exercise of outstanding Class D Warrants with an exercise price of $83.66 per share, subject to adjustment to the exercise price based on the lowest daily VWAP during a five-day adjustment period after each six-month anniversary of the December 12, 2025 original issuance date of such warrants (subject to a floor price equal to 20% of the Nasdaq Minimum Price on the applicable six-month anniversary).

•	1 Common Share issuable upon the exercise of outstanding Class E Warrants with an exercise price of $0.056 per share.

See “Item 10. Additional Information - A. Share Capital-Series A Convertible Preferred Shares” and “Item 10. Additional Information - A. Share Capital-Warrants” in our Annual Report on Form 20-F for the year ended December 31, 2025 filed with the Securities and Exchange Commission on April 22, 2026.

During six months ended June 30, 2026, the Company issued 15,113 shares of common stock resulting in total gross proceeds of $2.6 million under its At-the-Market (ATM) issuance sales agreement. As of August 26, 2026, all prefunded warrants and Class F Warrants issued in the Company’s underwritten public offering consummated on July 28, 2026 had been fully exercised.

EXHIBIT INDEX

99.1	Press Release dated August 27, 2026

*****

Neither C3is Inc.’s independent accountants, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the preliminary financial results for the three and six months ended June 30, 2026 and 2025, nor have they expressed any opinion or any other form of assurance on such information, and assume no responsibility for, and disclaim any association with, the preliminary financial results.

This report on Form 6-K, including exhibit 99.1 hereto other than the headline of the press release and the section entitled “CEO Dr. Diamantis Andriotis Commented:”, is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (Reg. No. 333-273306) filed with the Securities and Exchange Commission on July 18, 2023 and Registration Statement on Form F-3 (Reg. No. 333- 285135) filed with the Securities and Exchange Commission on February 21, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 27, 2026

C3IS INC.

By:	/s/ Nina Pyndiah
Name:	Nina Pyndiah
Title:	Chief Financial Officer